Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 26, 2020

Ms. Stacie Gorman

Ms. Pam Long

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Therapeutics Acquisition Corp. Form S-1 Filed June 15, 2020 File No. 333-239196

Dear Mses. Gorman and Long:

This letter is confidentially submitted on behalf of Therapeutics Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on June 15, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated June 25, 2020 to Peter Kolchinsky, Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Ms. Gorman

Ms. Long

Securities and Exchange Commission

June 26, 2020

Form S-1

Principal Stockholders, page 114

1.            We note your response to comments 5 and 6 of our letter dated June 10, 2020. We note that you removed disclosure stating that your sponsor will have the right to elect the board prior to your initial business combination. However, your disclosure still states: “Holders of our public shares will not have the right to elect any directors to our board of directors prior to our initial business combination.” Please advise who will elect your board of directors between the time of this offering and a business combination. In this regard, we note disclosure in the section entitled “Voting rights” on page 19 and on page 120 of your filing that you are required by Delaware law to hold an annual meeting of stockholders to elect directors and that in any matter submitted to a vote, holders of the public shares and the founder shares (or Class A and Class B shares) will vote together as a single class

Response to Comment No. 1: The Company respectfully advises the Staff that we have revised the disclosure on page 114 of Amendment No. 1 to remove the sentence: “Holders of our public shares will not have the right to elect any directors to our board of directors prior to our initial business combination.”

Redemption of Public Stockholders' Warrants for shares of Class A Common Stock, page 125

2.            We note your response to comment 8 of our letter dated June 10, 2020. Please revise your disclosure and the heading of this section to clarify that warrant holders that do not exercise their warrants during the redemption period will not receive any shares, but instead will only receive $.10 cash per warrant in the redemption. The heading and disclosure currently suggest that warrant holders would receive shares upon redemption. Similarly, please revise the disclosure in the section "Redemption procedures and cashless exercise" to clarify that it applies to warrant exercises in connection with the $0.01 redemption, since both the $0.01 and $0.10 redemptions are for cash..

Response to Comment No. 2: The Company respectfully advises the Staff that we have revised the heading of the section on page 125 to read “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”. The Company respectfully advises the Staff that we have revised the disclosure on page 125 to make it explicit that holders who do not exercise their warrant during the 30 day redemption period will receive $0.10 per warrant in the redemption. The Company respectfully advises the Staff that we have made corresponding revisions to the heading on page 12 and the heading and disclosure on page 13.

The Company respectfully advises the Staff that we have revised the disclosure in the section “Redemption procedures and cashless exercise” to clarify that it applies to warrant exercises in connection with the $0.01 redemption. The Company respectfully advises the Staff that we have made corresponding revisions to the disclosure on page 13 and page 56.

* * * * *

Ms. Gorman

Ms. Long

Securities and Exchange Commission

June 26, 2020

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,

/s/ Daniel Espinoza, Esq.
Daniel Espinoza, Esq.

Enclosures:

cc: Peter Kolchinsky, Ph.D., Chief Executive Officer, Therapeutics Acquisition Corp.
Matthew Hammond, Ph.D., Chief Financial Officer, Therapeutics Acquisition Corp.
Jocelyn Arel, Esq., Goodwin Procter LLP